[REPUBLIC FIRST LETTERHEAD]

September 13, 2005

VIA EDGAR AND FASCIMILE

Mr. Brian Cascio Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Mail Stop 6010 Washington, DC 20549-6010

Re:	Republic First Bancorp, Inc. (the "Company")
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 30, 2005
File No. 000-17007

Dear Mr. Cascio:

We received your letter dated August 29, 2005. In response, we plan to file an amendment to our Form 10-K which will file the separate internal control report of our former independent registered public accounting firm, Grant Thornton LLP, referenced in your comments or which will file a revised audit report of Grant Thornton deleting the reference to the internal control report. We plan to file the amendment to our Form 10-K as soon as practicable after we obtain a consent from Grant Thornton regarding the incorporation by reference into the Company's registration statement on Form S-8 of the internal control report or the revised audit report. We will also specifically respond to your comments under separate cover simultaneously with the filing of the amendment to the Form 10-K.

If you have any questions or comments, please do not hesitate to call me at (215) 735-4422. Thank you very much.

Sincerely,
REPUBLIC FIRST BANCORP, INC.

Paul Frenkiel, Executive Vice President and Chief Financial Officer

cc:	Harry D. Madonna, Chairman of the Board and Chief Executive Officer Jason Shargel, Esquire